UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒      Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes       ☐     No      ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes       ☐     No      ☒

Telecom Argentina S.A.

Item

1.	Summary of report filed with the Comisión Nacional de Valores on July 10, 2019.

SUMMARY OF REPORT FILED WITH

THE COMISIÓN NACIONAL DE VALORES

ON JULY 10, 2019

Telecom Argentina S.A. (“Telecom”) announced today the commencement of its offer to purchase for cash (the “Offer”) from each registered holder (each, a “Holder” and, collectively, the “Holders”), on the terms and subject to the conditions set forth in an offer to purchase dated July 10, 2019 (as it may be amended or supplemented from time to time, the “Statement”), up to U.S.$200,000,000 aggregate principal amount (the “Tender Cap”) of its outstanding 6.500% Notes due June 15, 2021 (the “Notes”). Telecom reserved the right, in its sole discretion, subject to applicable law, to increase or decrease the Tender Cap; however, there can be no assurance that it will do so.

The total consideration for each U.S.$1,000 principal amount of Notes purchased pursuant to the Offer will be (i)  U.S.$997.50 per U.S. $1,000 principal amount of Notes (the “Early Tender Offer Consideration”) payable only in respect of Notes validly tendered and not validly withdrawn at or prior to 5:00 P.M. New York City time on July 23, 2019 (the “Early Tender Deadline”) that Telecom accepts for purchase, or (ii) U.S.$967.50 (per U.S.$1,000 principal amount of Notes (the “Tender Offer Consideration”) payable in respect of Notes validly tendered after the Early Tender Deadline but at or before 11:59 P.M., New York City time, on August 6, 2019 (the “Expiration Time”) that Telecom accepts for purchase. Only Notes validly tendered and not validly withdrawn at or before the Early Tender Deadline will be eligible to receive the Early Tender Offer Consideration.  Notes validly tendered after the Early Tender Deadline but at or before the Expiration Time will be eligible to receive only the Tender Offer Consideration.  In addition, Telecom will pay accrued and unpaid interest and additional amounts, if any, in respect of any Notes purchased in the Offer from the last interest payment date to, but not including, the Early Payment Date or the Final Payment Date, as the case may be.

If the purchase of all validly tendered Notes would cause Telecom to purchase a principal amount greater than the Tender Cap, then the Offer will be oversubscribed and, if Telecom accept Notes in the Offer, Telecom will accept for purchase tendered Notes on a prorated basis.

The Offer is conditioned upon, among other things, the successful completion of a financing transaction conducted by the Company in reliance on an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Telecom expects to use the net proceeds from the financing transaction, to (i) pay consideration for the Offer and accrued and unpaid interest on Notes validly tendered and accepted by Telecom, and (ii) repay, redeem or repurchase indebtedness at or before maturity (including by engaging in one or more liability management transactions).

If the purchase of all validly tendered Notes would cause Telecom to purchase a principal amount greater than the Tender Cap, then the Offer will be oversubscribed and, if Telecom accepts Notes in the Offer, Telecom will accept for purchase tendered Notes on a prorated basis, with the prorated aggregate principal amount of each Holder’s validly tendered Notes accepted for purchase rounded down to the nearest U.S.$1,000. Depending on the amount tendered and the proration factor applied, if the principal amount of Notes returned as a result of proration would result in less than the minimum denomination of the Notes being returned, Telecom will purchase all of such Holder’s validly tendered Notes. However, Notes validly tendered at or prior to the Early Tender Deadline will be accepted for purchase in priority to Notes tendered after the Early Tender Deadline.

The Early Tender Offer Consideration and the Tender Offer Consideration will not be due in respect of any Notes returned due to proration.

Any Notes tendered may be validly withdrawn at or before 5:00 P.M., New York City time, on July 23, 2019, but not thereafter. Tenders of Notes may not be withdrawn after the Withdrawal Deadline, unless mandated by applicable law. If the Offer is terminated without Notes being purchased, any Notes tendered pursuant to the Offer will be returned promptly, and neither the Early Tender Offer Consideration nor the Tender Offer Consideration, as the case may be, will be paid or become payable.

Telecom’s obligation to accept for purchase, and to pay for, Notes validly tendered and not validly withdrawn pursuant to the Offer, is subject to the satisfaction or waiver of a number of conditions, including a financing condition  and general conditions. Telecom reserves the right, subject to applicable law, in its sole discretion, to waive any of the conditions of the Offer, in whole or in part, at any time and from time to time.

Telecom reserved the right, subject to applicable law, in its sole discretion, to (1) extend, terminate or withdraw the Offer at any time, (2) increase or decrease the Tender Cap, or (3) otherwise amend the Offer in any respect, without extending the Withdrawal Deadline.

The Offer shall be available online at https://www.gbsc-usa.com/telecomargentina/ until the consummation or termination of the Offer.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	July 11, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations